Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds-sutherland.us

November 30, 2022

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Registration Statement on Form N-2

File Nos. 811-23802; 333-264909

Dear Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 25, 2022 regarding Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on July 8, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

COMMENTS RELATED TO PRIOR RESPONSE LETTER

1.	In your prior response letter, it was stated that the Company’s listing application with NYSE will need to be approved prior to the effectiveness of the Registration Statement in order to provide for a market for the Company’s shares. Please provide the same disclosure in the Registration Statement.

Response: The Company respectfully advises the Staff that it has included a corresponding disclosure on the Prospectus cover page.

2.	In addition to the disclosure on the risks associated with investing in venture capital-stage companies included on the Prospectus cover page, please provide a specific cross-reference to the disclosure on pages 17-18, Risks associated with investments in rapidly growing venture-capital-backed emerging companies.

Response: The Company respectfully advises the Staff that it has provided the requested cross-reference.

3.	In your prior response letter, you stated that the special purpose vehicles (“SPVs”) that the Company may invest in are not controlled by the Company or its affiliates and are not subsidiaries of the Company. However, on p. 33 of the Prospectus you state that the Company may conduct certain investment activities through “taxable subsidiaries”. Please explain whether the Company has control over “taxable subsidiaries” and whether they should be consolidated.

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Karen Rossotto, Senior Counsel November 30, 2022 Page 2

Response: The Company respectfully advises the Staff that currently it does not conduct any investment activities through “taxable subsidiaries.” The disclosure referenced by the Staff found in the Risk Factors section of the Prospectus was intended to provide applicable disclosure in the event the Company were to invest through taxable subsidiaries in the future. After further review, the Company has determined to delete this disclosure as it is not applicable to its current investment strategy.

4.	Additionally, please provide additional information related to the SPVs in which you intend to invest, including the following: (i) who the investors are in SPVs; (ii) what rights the Company has as an investor in an SPV; (iii) what kind of assets are held by SPVs; (iv) how investments in SPVs are valued; (v) who is responsible for the management of the SPVs; and (vi) what are the fees the Company has to pay in order to invest in SPVs.

Response: The Company respectfully advises the Staff that the SPVs that the Company invests in are vehicles designed to provide the Company and other investors access to securities of an individual private company (each, a “Private Issuer”). SPVs are organized by unaffiliated managers that offer investors the ability to pool capital with other investors in order to invest in a single security by a Private Issuer. SPVs are generally organized as limited liability companies or limited partnerships, and the investors are members of the limited liability company or partners of tegh. In investing in an SPV, the Company is one of many investors and is not privy to the identity of other investors, all of whom invest as part of a private offering conducted pursuant to Regulation D under the Securities Act of 1933, as amended. All members of the SPV have rights, which are documented in the limited liability company agreement, subject to the terms of any side letters entered into between a member and the manager of the SPV.

Members of SPVs generally pay fees to the SPV’s manager in order to cover operating and offering-related costs. As a result of its relationships with a number of sponsors of SPVs, the Adviser often is able to negotiate favorable fee terms in a side letter, which, in some cases, eliminate fees that the Company would pay entirely. To the extent the Company pays fees as a result of its investment through an SPV, such fees would be disclosed in the Fees and Expenses Table in the Registration Statement.

In terms of valuation of interests held through an SPV, the only underlying assets in the SPV are securities of the Private Issuer for which the SPV was formed, so the value of the investment would generally equal the fair value of the underlying securities of the Private Issuer, discounted to take into account any fees paid through the SPV. The Company has engaged a third-party valuation firm to value each of the Company’s level 3 investments on a quarterly basis, and the values provided by the third-party valuation firm will serve as the basis for the fair value of such investments as determined by the Adviser subject to oversight by the Company’s Board of Directors.

5.	In addition to your prior response on the Sponsor’s Share Distribution, please provide additional information on how Destiny XYZ will determine who will receive shares for no consideration. Additionally, please explain any pre-existing or ongoing relationship among the parties of the share distribution.

Response: The Company respectfully advises the Staff that Destiny XYZ intends to issue a small number of shares of the Company’s common stock to individual investors through the Destiny website. Individual recipients of shares issued by Destiny XYZ will not be pre-selected based on any pre-existing relationship between the investor, Destiny XYZ, the Fund or the Adviser. In fact, it is expected that recipients of such shares will have no pre-existing relationship with any of the foregoing entities. Following effectiveness of the Registration Statement, Destiny XYZ intends to broadly market its intention to issue shares to individuals who have a brokerage account and access the Destiny website on a first-come, first-serve basis. Any individuals that access the Destiny website will be required to first download an electronic copy of the Prospectus before being able to register to be eligible to receive shares held by Destiny XYZ. The Company has revised its disclosure in the Plan of Distribution section of the Prospectus to include corresponding disclosure.

Karen Rossotto, Senior Counsel November 30, 2022 Page 3

6.	Please confirm in correspondence that none of the provisions of the Company’s governing documents are designed to limit or alter the fiduciary duties owed under state or federal law.

Response: The Company respectfully advises the Staff that there is nothing in the Company’s charter that modifies, restricts or eliminates the duties or liabilities of the Company’s directors or officers (including state law fiduciary duties) or liabilities of the directors and officers with respect to matters arising under the federal or state securities laws.

PROSPECTUS

7.	If there are certain non-U.S. markets the Company intends to invest in, please list those markets and include an appropriate risk disclosure on the cover page and in the Prospectus. Additionally, if the Company is planning on investing in emerging markets, please list those markets and include appropriate risk disclosure on the cover page and in the Prospectus.

Response: The Company respectfully advises the Staff that, as disclosed in the Prospectus, the Company may opportunistically invest in non-U.S. issuers, but the Company does not intend to invest in any specific non-U.S. or emerging markets. The Company currently holds investments in two non-U.S. issuers, including a company located in Sweden and one located in the United Kingdom. As a result of the foregoing, the Company has not revised its disclosure.

8.	In addition to the disclosure on investments in venture capital-stage companies, included on the cover page, please include a cross-reference to the risk factors covering investments in venture capital-stage companies.

Response: The Company respectfully advises the Staff that it has provided the requested cross-reference.

9.	Please revise the Portfolio Company table, included on page 10, to present forward contracts separately and differently. For example, please disclose the (i) material terms of the contracts; and (ii) counterparties. Investments in forward contracts cannot be presented as investments in common stock since the Company does not own shares of the underlying portfolio company.

Response: The Company respectfully advises the Staff that it has included a revised Portfolio Company table that presents forward contracts separately from the Company’s direct investments in equity securities and has included footnote disclosure to provide an overview of the material terms of the forward contracts as well as the nature of the counterparties to such contracts.

Karen Rossotto, Senior Counsel November 30, 2022 Page 4

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

Jay Williamson, Securities and Exchange Commission

David Manion, Securities and Exchange Commission

Sohail Prasad, Destiny Tech100 Inc.